DATE:	August 5, 2009

TO:	Lisa Sellers
Jennifer Thompson
Division of Corporate Finance
United States Securities and Exchange Commission

FROM:	Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University , Suite 112
Tempe, AZ 85281

RE:	Now Auto Group, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008 Filed October 21, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008 Filed May 20, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 20, 2009
File No. 0-50709

Dear Ms. Sellers and Ms. Thompson,

Please find below our response to your comment letter dated June 23, 2009.  All your comments have been provided for reference with our answers below.  Each comment has been addressed by management and our filings have either been revised or we have provided explanations why we felt the comment was inapplicable or revision was unnecessary.

Amended Form 10-KSB for the Fiscal Year Ended June 30, 2008, Filed October 21, 2008

Management’s Discussion and Analysis, page 14

2.  We note that your auditors’ report contains a going concern modification.  In accordance with Section 607.02 of the Financial Reporting Codification, your discussion of liquidity within Management’s Discussion and Analysis should disclose management’s plan to overcome the uncertainty of your ability to continue as a going concern and should include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operating during the twelve month period following your balance sheet date, including discussing your expected cash inflows and outflows during this period.  Your current disclosure that your cash flow stream is not adequate to meet weekly overhead cash needs is not adequate to support the fact that your financial statements were prepared on a going concern basis rather than a liquidation basis.  Also refer to Section IV of our Release No. 33-8350.  Your disclosures should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.  Please revise your future quarterly and annual reports to provide these disclosures.

Response:  Management has noted the request and will ensure that all future filings sufficient detail surrounding management’s plans to generate sufficient funds to continue as a going concern.

Financial Statements

Consolidated Balance Sheets, page 19

3.  We noted that your Line of Credit and Long Term Notes Payable are material liabilities.  Please revise your future quarterly and annual reports to disclose the material terms of your line of credit and long-term notes payable, including the total amount available to be borrowed, the maturity dates, the interest rates, any financial covenants, and whether you are currently in compliance with those covenants.  Also, disclose the aggregate amount of maturities for each of the next five years for your long-term debt consistent with paragraph 10(b) of SFAS 47.

Response:  Management has noted the request and will ensure that all future filings adhere to the guidance provided in SFAS 47 including the material terms of our lines of credit and long-term notes payable, the total amount available to be borrowed, the maturity dates, the interest rates, any financial covenants, and whether you are currently in compliance with those covenants.  Additionally, our Company will disclose the aggregate amount of maturities for each of the next five years for long-term debt.

Consolidated Statements of Cash Flows, page 22

4.  Please explain to us why you have included the impairment of goodwill as an investing cash flow and your basis for this presentation under SFAS 95.  In your response, please explain to us why this is not presented as a non cash adjusting item when calculating cash flows from operating activities.

Response:  Management recognizes that this amount should have been included in the statement of cash flows as a non cash reconciling item.  The statement of cash flows has been amended to reflect the change.

5.  Please explain to us in reasonable detail how classifying changes in your Long Term Notes Receivable as an investing activity complies with paragraph 22(a) of SFAS 95.  Since it appears from Note 2 to your financial statements that these notes receivable are installment sales and sales-type leases of your used vehicles, it appears that changes to this account should be classified within cash flows from operating activities.  Also refer to paragraphs 92-95 of SFAS 95.

Response:  After reviewing SFAS 95, management recognizes that classifying changes in our company’s Long Term Notes Receivable should be classified within cash flows from operating activities.  The statement of cash flows has been amended to reflect the change.

6.  We read on page five under the heading “Inventory” that you have no flooring plan as you prefer to keep encumbrances to a minimum.  This statement appears to contradict your disclosure on page 10 under your risk factor entitled “Sourcing Used Cars” where you state that an affiliated entity provides a floor plan for your existing inventory requirements.  We have the following comments:

•	Please tell us whether or not you use floor plan financing, and ensure that your future quarterly and annual reports do not make contradictory disclosures about this matter.

Response:  The Company has not arranged to use a flooring plan to finance its cars.  Now Auto Group, Inc. has established a relationship with its wholesaler through which our company can purchase cars on terms.   Each vehicle is negotiated separately and the extension of terms is viewed separately from previous or subsequent purchases.  The note is not portable and it is not a line of credit as each note is specific to each vehicle financed.  In our disclosures we wanted to distinguish between floor plan financing that an auto dealer would traditionally obtain from a financial institution and the financing arrangement we have negotiated with our wholesaler.  Management will ensure that all future disclosures will not be contradictory.

•
If you use floor plan financing, please tell us whether the financing is provided by the suppliers of your inventory, including these suppliers’ subsidiaries.  If the floor plan financing is provided by your inventory suppliers, we believe that borrowings and repayments under such financings should be classified as operating activities within your statements of cash flows.

Response:  As noted above, we do not use floor plan financing.  Our financing plan is provided by our supplier.  All amounts owed on vehicles on our lot are included in our company’s accounts payable line item in the financial statements and the changes related to these financing arrangements are included in the change in accounts payable line item in the cash flow statement.  The description of our financing plan has been amended to more clearly describe these arrangements.

•
If you obtain floor plan financing from an affiliated entity as indicated on page 10, please revise future quarterly and annual reports to address these related party transactions within the footnotes to your financial statements.  Refer to paragraph 2 of SFAS 57.

Response:  The wholesaler through which we obtain our financing is in no way related to our company.  Our wholesaler is not an affiliate of our company, nether company has an ownership stake in the other, and neither company can significantly influence the other’s management or operating policies.  Due to the fact that the entities are not related, no disclosure will be required in the footnotes to our financial statements.

Notes to Consolidated Financial Statements

Note 2. Finance and Accounts Receivable-net, page 25

7.  Please explain to us and describe in more detail for your readers your methodology for determining your allowance for doubtful accounts.  Please cite the accounting guidance you utilize in recording your allowance and explain whether you evaluate loans individually and/or as a group.  You may wish to refer to the guidance in SAB Topic 6:L.

Response:  As of the year ended June 30, 2008 our company estimated reserves based off of a combination of historical data and the outstanding balance of loans receivable.   This system included to the degree possible, procedure to adjust the loan loss allowance over time to more accurately reflect the actual amounts of bad debt charged.  Since June 2008, management has been developing a newer methodology that we expect will more accurately project future loan losses and will give a better estimate for a loan loss reserve.  This methodology is based on the historical trend of previous charge-offs and loan recovery history.  The company realizes that its loans are heavily influenced by the current condition of the economy.  The company feels that prevailing market conditions and trends in the most recent payment history is a better predictor of future loan losses than is the balance of total receivables or sales.  This methodology is still in process and management reviews regularly its allowance for doubtful accounts.

Note 4.  Goodwill, page 26

8.  We note from your balance sheet that goodwill increased from June 30, 2007 to June 30, 2008, and we have the following comments:

•
Please tell us why the balance for goodwill increased.  Also tell us how you considered providing the disclosures indicated in paragraph 45(c) of SFAS 142 or otherwise clarifying to your investors why this change occurred.

Response:  The Company was under contract to sell a used car lot received a security deposit in the amount of $2,000.  We have amended our financial statements and reclassified the amount originally entered as goodwill into Deposits.  Management has review SFAS 142 and will ensure that future transactions relating to goodwill will be handled in accordance with the guidance given therein.

•
Please explain to us in more detail your impairment test for goodwill including the reporting unit(s) used, the significant assumptions that you made in this test in terms of projected profits and discount rates, and how such assumptions differ, if at all, from the assumptions used in your annual 2007 impairment test.  Also provide us with any additional information that will help us to understand how you determined that your goodwill was not impaired despite your history of net losses and your auditors’ doubt about your ability to continue as a going concern.

Response:  Goodwill is reviewed for impairment at the close of each fiscal year.  It is reviewed on a lot-by-lot basis.  Goodwill, when originally recorded, is specifically attributed to the acquisition of a specific lot.  The excess of the cost of an acquired lot over the net of the amounts assigned to assets acquired and liabilities assume is recorded as goodwill.  Our company expects there to be a lag between the initial acquisition and the time that each lot becomes profitable.   Our company plans on a dip in profitability while the lot is brought under new management, new employees are hired and cars purchased by our company from our wholesaler are moved to the lot and begin to be sold.  In 2007, the company recorded an impairment of goodwill in conjunction with lots that were sold during the year.  In 2008, the company did not sell any lots and feel that the lots purchase that have goodwill associated with them are projected to realize the full value of the goodwill associated with those purchases.  Our company’s management will continue to evaluate goodwill at the close of each fiscal quarter to determine if any of the existing goodwill has been impaired.

Note 10.  Contract Financing, page 29

9.  Given your disclosures here and in Note 2, it is unclear to us whether you originate the loans to your customers or whether a third party originates the loans to your customers.  If you originate the loans to your customers, please explain to us what you mean when you refer in Note 10 to a finance company that finances installment contracts from customers.  If the loans are originated by another company, it is unclear to us why you would have the Long Term Notes Receivable on your balance sheet and why Note 10 states that you pay interest on these financings and retain ownership of these contracts.  Please explain this to us in detail, and revise your future quarterly and annual reports to clarify this matter.

Item 8.  Controls and Procedures, page 29

10.  We note your disclosures concerning your “evaluation of the effectiveness of the design and operation of your financial and operating controls and procedures.”  We have the following comments:

•
Please tell us whether you performed and evaluation of the effectiveness of your disclosure controls and procedures as of June 30, 2008, and if so, whether your disclosure controls and procedures were effective of ineffective.  Refer to the definition of disclosure controls and procedures in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e).

•
Please tell us whether you performed an evaluation of the effectiveness of your internal controls over financial reporting as of June 30, 2008, and if so, whether your internal controls over financial reporting were effective of ineffective.  Refer to the definition of internal control over financial reporting in Exchange Act Rules 13a-15(f) and 15d-15(f).  If you did not perform and evaluation of the effectiveness of your internal controls over financial reporting as of June 30, 2008, please perform this evaluation within 10 business days from the receipt of this letter.

•
Please amend your filing to provide the disclosures required by Item 307 and Item 308T of Regulation S-B, including providing separate conclusions for each disclosure control as and procedures and internal controls over financial reporting, as your current disclosures concerning “financial and operating controls and procedures” are not adequate.  Please also provide the disclosures required by Item 308T(b) of Regulation S-B concerning changes in your internal controls over financial reporting.  Please note that you must provide the disclosures exactly as specified by Item 307 and Item 308T of Regulation S-B.  Additionally, as Form 10-KSB is no longer available on EDGAR, please file your amendment as a smaller reporting company on Form 10-K.

Response:  Management has amended the disclosures to address the above comment.  The new disclosure reads as follows.

“Item 8 - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.

The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of June 30, 2008, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Disclosure Controls and Procedures

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  There have significant changes in internal controls and in other factors that could significantly improve internal controls subsequent to the date of their evaluation.  These corrective actions have been designed to address the significant deficiencies and material weaknesses identified in management’s analysis.  These changes include conversion from multiple nonintegrated computer systems to one system designed to support auto leasing and our expanding service shop department.  Initial review of this system revealed a fully integrated mid-range system that will address the needs of every department to a greater extent than the existing one. Security within the application is much improved and better defined. The system is an ASP deployment. The facility where the servers are physically located has been reviewed by a third party and found to satisfy the security requirements as set forth by Section 404 of the Sarbanes-Oxley Act of 2002. This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of June 30, 2008, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of June 30, 2008 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  Management has concluded that this control deficiency constituted a material weakness that continued throughout fiscal year 2008.

Our company also identified two other main deficiencies in internal controls over financial reporting that management has plans to address in the periods following this report.  Management identified that the current financial reporting software, made up of separate accounting software packages, is a potential risk due to the lack of integration between the systems and the currently large amount of manual reconciliations that is required to compile all the financial data of the firm.  In addition, the company recognizes that the company’s “buy here, pay here” policy of selling and leasing automobiles presents a risk surrounding the safeguarding of assets, namely cash taken as down payment.

Changes in Internal Controls over Financial Reporting

In order to mitigate this material weakness and the two identified significant deficiencies, management has begun to implement significant changes in our internal control over financial reporting.   As noted previously, these changes include conversion from to one accounting/financial reporting system designed to support auto leasing and our expanding service shop department.  Due to controls built into the system, this system should mitigate to an extent the exposure caused by a lack in separation of duties.  This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.  Company management has also restructured controls surrounding the receipt of cash payments on each lot but recognizes this weakness will continue to expose the company to potential misappropriation of assets.  Management is continually working on placing safeguards to reduce exposure.

Limitations on the Effectiveness of Internal Controls
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.”

11.  Please clarify for us whether the “three major areas” you have listed are material weaknesses that you have identified.  If these are material weaknesses, please revise your disclosure to clearly state this, better explain to your investors the impact of each control deficiency on the company’s financial reporting and its internal control over financial reporting, and better explain management’s current plans, if any, or actions already undertaken, for remediating each of the material weaknesses.

Response:  Management has amended its disclosure to address this comment to read as shown in the response to comment 10.  Please refer to the new disclosure above.

Signatures

We note that your report does not appear to be signed.  Your principal executive office, principal financial officer principle accounting officer and at least a majority of your board of directors must sign the report.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  Please refer to General Instruction C.2 to Form 10-KSB, and file an amended Form 10-K containing these signatures as of a recent date.

Response:  Management has included the required signatures on the amended form 10-K to comply with General Instruction C.2.

Exhibits 31.1 and 31.2

13.  We note your certifications under Exhibits 31.1 and 31.2.  In the requested amendment to Form 10-K, please revise these certifications to include the language exactly as it appears in Item 601(b)(31) of Regulation S-K.  In this respect, we note that the opening line of each certification includes the title of the certifying individuals, which is not permitted as the certifications must be made in an individual capacity.  Additionally, you have referred to this report as a quarterly report on Form 10_QSB, and you have modified the language of paragraph 4 to exclude internal control over financial reporting.

Response:  Management has revised these certifications to appear exactly as shown in Item 601(b)(31) of Regulation S-K.  Specifically, the title of each certifying individual has been removed so that each person is certifying in an individual capacity.  Additionally, paragraph 4 has been revised to include the previously omitted language referring to internal control over financial reporting.

Exhibit 32.1

14.  We note your certification under Exhibit 32.1.  In the requested amendment to Form 10-K, please revise this certification to refer to the correct report and the correct period.

Response:  Management has amended this certification to refer to the correct report and the correct period.

Forms 10-Q for the Fiscal Quarters Ended September 30, 2008, December 31, 2008, and March 31, 2009

15.  Please amend your Forms 10-Q to include:

•	A description of any changes in internal control over financial reporting in the last fiscal quarter consistent with Item 308(c) of Regulation S-K;
•	Management’s conclusion as to the effectiveness of your disclosure controls and procedures consistent with Item 307 of Regulation S-K;
•	Signatures of your principal executive officer, principal financial officer, and principal accounting officer; and
•	Certifications worded exactly as appears in Item 601(b)(31) of Regulation S-K.

Response:  Forms 10-Q for fiscal quarters ended September 30, 2008, December 31, 2008, and March 31, 2009 have been amended to include the four items noted in the above comment.

16.  Please confirm to us, if true, that your interim financial statements in these Forms 10-Q reflected all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.  Ensure that all future quarterly reports, including the requested amendments to Forms 10-Q, contain a disclosure to this effect.  Refer to Article 3-03(d) of Regulation S-X.

Response:  All interim financial statements in these Forms 10-Q reflect all adjustments necessary to fairly state the results for the interim periods presented.  Management has noted the requirement to have all future filings contain a disclosure stating this fact and all future filings will contain this information.

Proposed restatement of the June 2008 K
NOWAUTO GROUP, INC.
Consolidated Balance Sheets

	June 30,	June 30,
	2008	2007
	(restated)

ASSETS

CURRENT ASSETS

Cash	$32,508	$37,454
Deposits	2,000	-
Accounts Receivable, Net	2,092,067	2,325,893
Inventory	665,338	530,056
Prepaid Expenses	44,071	71,232

Total Current Assets	2,835,984	2,964,635

OTHER ASSETS

Long Term Notes Receivable	3,375,008	3,119,020
Equipment, Net	84,293	89,528
Goodwill, Net	498,028	714,179

TOTAL ASSETS	$6,793,313	$6,887,362

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$490,788	$526,604
Line of Credit	2,102,490	1,897,744
Deferred Revenue	1,085,449	80,593
Other Loans	129,440	285,795

Total Current Liabilities	3,808,167	2,790,736

OTHER LIABILITIES

Long Term Notes Payable	5,355,922	3,740,015
Commitment	-	137,859

TOTAL LIABILITIES	9,164,089	6,668,610

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(6,500)	-
Additional Paid-in Capital	4,565,631	4,565,631
Accumulated Deficit	(6,939,749)	(4,356,721)

Total Stockholder's Equity (Deficit)	(2,370,776)	218,752

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$6,793,313	$6,887,362

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Operations

	For the	For the
	Year Ended	Year Ended
	June 30,	June 30,
	2008	2007
	(restated)
REVENUE
Vehicle & Finance Income	$4,499,459	$6,944,021
COST OF SALES	2,430,298	4,209,205

GROSS MARGIN	2,069,161	2,734,816

OPERATING EXPENSES

Selling and Financing Costs	2,626,124	2,433,916
General and Administrative	1,809,914	2,374,984
Impairment of Goodwill	216,151	212,318

Total Operating Expenses	4,652,189	5,021,218

LOSS FROM OPERATIONS	(2,583,028)	(2,286,402)

Provision for Income Tax	-	-

NET LOSS	$(2,583,028)	$(2,286,402)

BASIC LOSS PER SHARE	$(0.26)	$(0.23)

WEIGHTED NUMBER OF COMMON
SHARES OUTSTANDING	9,843,046	9,843,046

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(restated)

			Paid in	Subscriptions	Treasury	Accumulated	Total
	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity
Balance, June 30, 2006	9,843,046	$9,842	$4,565,631	$-	$-	$(2,070,319)	$2,505,154

Net loss for the year
ended June 30, 2007	-	-	-	-	-	(2,286,402)	(2,286,402)

Balance June 30, 2007	9,843,046	9,842	4,565,631	-	-	(4,356,721)	218,752

Purchase of treasury stock	-	-	-	-	(6,500)	-	(6,500)

Net loss for the year
ended June 30, 2008	-	-	-	-	-	(2,583,028)	(2,583,028)

Balance June 30, 2008	9,843,046	$9,842	$4,565,631	$-	$(6,500)	$(6,939,749)	$(2,370,776)

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Cash Flows

	For the	For the
	Year Ended	Year Ended
	June 30,	June 30,
	2008	2007
	(restated)
OPERATING ACTIVITIES

Net Loss	$(2,583,028)	$(2,286,402)
Adjustments to reconcile Net Loss to Net Cash
used in Operating Activities
Depreciation/Amortization Expense	10,724	15,736
Impairment of Goodwill	216,151	307,967
Changes in assets and liabilities
Change in Receivables	233,826	(238,098)
Change in Long Term Notes Receivable	(255,988)	(1,037,825)
Change in Inventory	(135,282)	94,843
Change in Other Current Assets	25,161	24,414
Change in Accounts Payable	(35,816)	(71,660)
Change in Deferred Revenue	1,004,856	(612,296)

Net Cash (Used) by Operating Activities	(1,519,396)	(3,803,321)

INVESTING ACTIVITIES

Purchase of Fixed Assets	(5,489)	(64,532)

Net Cash provided by (used in) Investing Activities	(5,489)	(64,532)

FINANCING ACTIVITIES

Proceeds from Long Term Notes	1,615,907	3,877,874
Proceeds from Line of Credit	204,746	-
Proceeds from Commitment	(137,859)	-
Proceeds from Other Loans	(156,355)	-
Purchase of Treasury Stock	(6,500)	-

Net cash provided by Financing Activities	1,519,939	3,877,874

NET INCREASE (DECREASE) IN CASH	(4,946)	10,021

CASH AT BEGINNING OF PERIOD	37,454	27,433

CASH AT END OF PERIOD	$32,508	$37,454

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

Interest	$883,995	$216,071
Income taxes	-	-

The accompanying notes are an integral part of these financial statements.

Risk Factors - Page 10
Sourcing Used Cars – We acquire a significant amount of our used car inventory through auctions, wholesalers and trade-ins at our car stores. Currently, our largest wholesaler provides us with financing terms for the majority of the inventory.  There can be no assurance that sufficient inventory will continue to be available to us, that this wholesaler will continue to provide us favorable financing terms and credit, or vehicles will be available at comparable costs, particularly if changes occur in the type of used vehicles that are sold in auctions or if competitive pressure increase as a result of new entrants into our market. Ay reduction in available inventory or increase in inventory wholesale costs that cannot be reflected in retail market prices could have a material adverse effect on our financial condition, results of operations or cash flows.

Financial Condition – Page 16
The following sets forth our major balance sheet accounts as of the dates specified.

	June 2007	June 2008

Accounts Receivable (net)	5,444,913	5,467,075
Inventory	530,056	665,338
Equipment	89,528	84,293
Goodwill	714,179	498,028
Accounts Payable	477,322	490,788
Deferred Revenue	80,593	1,085,449

Note 2.  Finance and Accounts Receivables – net
Page 25 & 26

Financed Contract Receivable-net

We originate installment sale contracts from the sale of used vehicles at our lots. These installment sale contracts typically a) include interest rates up to 29.99% per annum, b) are collateralized by the vehicle sold and c) provide for payments over a period up to 39 months. As of June 30, 2008 we were holding financed contracts. These are shown below.

	June 30,	June 30,
	2007	2008

Financed Contracts Receivable	$4,635,443	$5,267,915
Allowance for doubtful accounts	(33,493)	(683,491)

Financed Contracts-net	$4,601,950	$4,584,424

During the Quarter ending June 30, 2007, we began leasing as well as selling vehicles. This has two immediate advantages. First, all sales tax on sale contracts is due and payable when the down payment is fully satisfied even though the cash flow generated from the sale is spread over the term of the contract. Sales tax on leases is due only on monies received spreading the obligation evenly with the cash flow.

Accounting for leases is different though the results are very similar to sale contracts. The principle balance of sales contracts is recorded as Notes Receivable. The agreed sale price of the vehicle is the revenue recognized. According to Generally Accepted Accounting Principles (GAAP) as stated in SFAS No. 13, we recognize our leases as sales-type capital leases. In this case, the total remaining payments plus residual value is recorded as Notes Receivable. Interest is recorded as Deferred Revenue and recognized as appropriate during the lease period. The present value of the annuity due on the monthly payment is the recognized revenue. This amount is lower than the sales price because the residual value is not included in the calculation. The cost of the vehicle minus the present value of the residual value is recognized as the cost of sales. These differences will initially have a negative effect on gross margin.
During the year ended June 30, 2008 the Company estimated the allowance for doubtful accounts based upon a combination of historical bad debt loss data and the outstanding balance of loans receivable.   This estimating process includes procedures to adjust the loan loss allowance over time to reflect the actual amounts of bad debt experienced and loan recovery history.  Since June 2008, management has expanded the methodology for determining the allowance for doubtful accounts.  The Company realizes that its loans are heavily influenced by the current condition of the economy.  The Company feels that prevailing economic conditions and trends in the most recent payment history are also predictors of future loan losses. The Company now factors the current economic conditions in its methodology to estimate its allowance for doubtful accounts

Note 4.    Goodwill

During the fiscal year ending June 30, 2005, we purchased the rights to three used car lots and our subsidiary Navicom Corporation. Details of these purchases are in a subsequent note. We performed an analysis of our booked Goodwill compared to the present value of projected future profits for the next five years. Based on that analysis the recorded Goodwill is impaired. The recorded Goodwill on June 30, 2008 was as follows:

Year Ending June 30,	2007	2008
	$714,179	$498,028

Impairment

In the year ending June 30, 2007, we decided to merge the Tucson lot with the Phoenix operations. This was the result of three things:

1.
We had not been able to secure an adequate source of inventory in the Tucson area thus creating supply challenges. Inventory had to be acquired in Phoenix and transported to Tucson. The time, effort, and cost of doing this became a burden to us.

2.	Retaining qualified staff proved problematic resulting in higher than acceptable turnover especially at the management level.
3.	Profits were unpredictable.

In the year ending June 30, 2008, management has evaluated the fair value of all goodwill recorded on its books in accordance with SFAS 142.  Based on this analysis, management has determined that $216,151 worth of goodwill is to be impaired.  The impaired goodwill is related to the subsidiary Navicom Corporation as it was determined that the fair value of the goodwill associated with Navicom is lower than the carrying value of that goodwill.

Note 10. Contract Financing

During the quarter ended March 31, 2006 we initiated relations with a new finance company to open a line of credit in the name of the Company.  The installment contract and the car, is used as collateral for the line of credit and the monies advanced are based upon the contract price and vary per contract. Substantially all the installment contracts financed require our customers to make their monthly payments directly to this finance company via ACH (automatic account withdrawal). Funding available to the Company are based on the new contracts submitted. The interest paid by the Company is a variable interest rate over Prime. The Company retains ownership of these contracts and is active in the collection of delinquent accounts from these contracts. In addition to the contracts the Company uses as collateral, we also have contracts which we service ourselves.

Note 14 – Restatement of Financial Statements
To be inserted on page 29

The company restated its balance sheet and income statement to reflect the $216,151 impairment of goodwill associated with the Company subsidiary Navicom.  Additionally, the company has revised its bad debt allowance account by increasing the allowance an additional $650,000.  The results of these two restatements are shown below.  The Company has also made changes to the presentation of the financial statements as footnotes as part of this restatement.

Consolidated Balance Sheets

	Restated	As Originally Filed
	June 30,	June 30,
	2008	2008

ASSETS

CURRENT ASSETS

Cash	$32,508	$32,508
Deposits	2,000	-
Accounts Receivable, Net	2,092,067	2,742,067
Inventory	665,338	665,338
Prepaid Expenses	44,071	44,071

Total Current Assets	2,835,984	3,483,984

OTHER ASSETS

Long Term Notes Receivable	3,375,008	3,375,008
Equipment, Net	84,293	84,293
Goodwill	498,028	716,178

TOTAL ASSETS	$6,793,313	$7,659,463

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$490,788	$490,788
Line of Credit	2,102,490	2,102,490
Deferred Revenue	1,085,449	1,085,449
Other Loans	129,440	129,440

Total Current Liabilities	3,808,167	3,808,167

OTHER LIABILITIES

Long Term Notes Payable	5,355,922	5,355,922
Commitment	-	-

TOTAL LIABILITIES	9,164,089	9,164,089

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(6,500)	(6,500)
Additional Paid-in Capital	4,565,631	4,565,631

Retained Earnings (Deficit)	(6,939,749)	(6,073,599)

Total Stockholder's Equity (Deficit)	(2,370,776)	(1,504,626)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$6,793,313	$7,659,463

Consolidated Statements of Operations

	Restated	As originally filed
	For the	For the
	Year Ended	Year Ended
	June 30,	June 30,
	2008	2008

REVENUE
Vehicle & Finance Income	$4,499,459	$4,499,459
COST OF SALES	2,430,298	2,430,298

GROSS MARGIN	2,069,161	2,069,161

OPERATING EXPENSES

Selling and Financing Costs	2,626,124	1,976,125
General and Administrative	1,809,914	1,809,914
Impairment of Goodwill	216,151	-

Total Operating Expenses	4,652,189	3,786,039

LOSS FROM OPERATIONS	(2,583,028)	(1,716,878)

Provision for Income Tax	-	-

NET LOSS	$(2,583,028)	$(1,716,878)

BASIC LOSS PER SHARE	$(0.26)	$(0.17)

WEIGHTED NUMBER OF COMMON
SHARES OUTSTANDING	9,843,046	9,843,046

Item 8 - Controls and Procedures
Page 29 & 30

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.
The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of June 30, 2008, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Disclosure Controls and Procedures

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  There have significant changes in internal controls and in other factors that could significantly improve internal controls subsequent to the date of their evaluation.  These corrective actions have been designed to address the significant deficiencies and material weaknesses identified in management’s analysis.  These changes include conversion from multiple nonintegrated computer systems to one system designed to support auto dealerships and our expanding service shop department.  Initial review of this system revealed a fully integrated mid-range system that will address the needs of every department to a greater extent than the existing one. Security within the application is much improved and better defined. The system is an ASP deployment. The facility where the servers are physically located has been reviewed by a third party and found to satisfy the security requirements as set forth by Section 404 of the Sarbanes-Oxley Act of 2002. This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of June 30, 2008, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of June 30, 2008 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  Management has concluded that this control deficiency constituted a material weakness that continued throughout fiscal year 2008.

Our company also identified two other main deficiencies in internal controls over financial reporting that management has plans to address in the periods following this report.  Management identified that the current financial reporting software, made up of separate accounting software packages, is a potential risk due to the lack of integration between the systems and the currently large amount of manual reconciliations that are required to compile all the financial data of the firm.  In addition, the company recognizes that the company’s “buy here, pay here” policy of selling and leasing automobiles presents a risk surrounding the safeguarding of assets, namely cash taken as down payment.

Changes in Internal Controls over Financial Reporting

In order to mitigate this material weakness and the two identified significant deficiencies, management has begun to implement significant changes in our internal control over financial reporting.   As noted previously, these changes include conversion from to one accounting/financial reporting system designed to support auto dealerships and our expanding service shop department.  Due to controls built into the system, this system should mitigate to an extent the exposure caused by a lack in separation of duties.  This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.  Company management has also restructured controls surrounding the receipt of cash payments on each lot but recognizes this weakness will continue to expose the company to potential misappropriation of assets.  Management is continually working on placing safeguards to reduce exposure.

Limitations on the Effectiveness of Internal Controls
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

To be inserted after Item 13 on page 33
SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOW AUTO GROUP, INC.

Date:	By:	/s/ Scott Miller,
Scott Miller,
Chief Executive Officer

NOW AUTO GROUP, INC.

Date:	By:	/s/ Faith Forbis
Faith Forbis
Chief Financial Officer, Principle Accounting Officer

Proposed restatement of the September 2008 Q

NOWAUTO GROUP, INC.
Consolidated Balance Sheets

	September 30,	June 30,
	2008	2008
	(Unaudited)	(restated)
	(restated)

ASSETS

CURRENT ASSETS

Cash	$28,675	$32,508
Deposits	-	2,000
Accounts Receivable - Net	2,172,227	2,092,067
Inventory	524,309	665,338
Prepaid Expenses	31,622	44,071

Total Current Assets	2,756,833	2,835,984

OTHER ASSETS

Long Term Notes Receivable	3,303,215	3,375,008
Equipment - Net	106,938	84,293
Goodwill - Net	498,028	498,028

TOTAL ASSETS	$6,665,014	$6,793,313

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$349,831	$490,788
Line of Credit	2,117,654	2,102,490
Deferred Revenue	1,131,455	1,085,449
Other Loans	101,462	129,440

Total Current Liabilities	3,700,402	3,808,167

OTHER LIABILITIES

Long Term Notes Payable	5,934,212	5,355,922

TOTAL LIABILITIES	9,634,614	9,164,089

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized at $0.001 par value; 9,843,046 and 9,843,046shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(12,500)	(6,500)
Additional Paid in Capital	4,565,631	4,565,631
Accumulated Deficit	(7,532,573)	(6,939,749)

Total Stockholder's Equity (Deficit)	(2,969,600)	(2,370,776)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$6,665,014	$6,793,313

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Operations
(Unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	September 30,	September 30,
	2008	2007
	(restated)
REVENUE
Vehicle & Finance Income	$1,106,226	$1,086,539
COST OF SALES	724,253	583,500

GROSS MARGIN	381,973	503,039

OPERATING EXPENSES

Selling and Financing Costs	471,892	536,212
General and Administrative	502,905	458,266

TOTAL OPERATING EXPENSES	974,797	994,478

LOSS FROM OPERATIONS	(592,824)	(491,439)

Provision for Income Tax	-	-

NET LOSS	$(592,824)	$(491,439)

BASIC LOSS PER SHARE	$(0.06)	$(0.05)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	9,843,046	9,843,046

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC
Consolidated Statements of Stockholders' Equity (Deficit)
(restated)

			Paid in	Subscriptions	Treasury	Accumulated	Total
	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity

Balance June 30, 2007	9,843,046	$9,842	$4,565,631	$-	$-	$(4,356,721)	$218,752

Purchase of treasury stock	-	-	-	-	(6,500)	-	(6,500)

Net loss for the year ended June 30, 2008	-	-	-	-	-	(2,583,028)	(2,583,028)

Balance June 30, 2008	9,843,046	9,842	4,565,631	-	(6,500)	(6,939,749)	(2,370,776)

Purchase of treasury stock (unaudited)	-	-	-	-	(6,000)	-	(6,000)

Net loss for the three months ended September 30, 2008 (unaudited)	-	-	-	-	-	(592,824)	(592,824)

Balance September 30, 2008 (unaudited)	9,843,046	$9,842	$4,565,631	$-	$(12,500)	$(7,532,573)	$(2,969,600)

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	September 30,	September 30,
	2008	2007
	(restated)
OPERATING ACTIVITIES

Net Loss	$(592,824)	$(491,439)
Adjustments to reconcile Net Income(Loss) to Net Cash used in Operating Activities
Depreciation/Amortization Expense	2,681	2,681
Changes in assets and liabilities
Change in Receivables	(80,160)	(14,827)
Change in Long Term Notes Receivable	71,793	27,355
Change in Inventory	141,029	(122,465)
Change in Other Current Assets	14,449	8,166
Change in Accounts Payable	(140,957)	(11,037)
Change in Deferred Revenue	46,006	147,936

Net Cash (Used) by Operating Activities	(537,983)	(453,630)

INVESTING ACTIVITIES

Purchase of Fixed Assets	(25,326)	(1,945)

Net Cash provided by (used in) Investing Activities	(25,326)	(1,945)

FINANCING ACTIVITIES

Proceeds from Long Term Notes	578,290	447,442
Proceeds from Line of Credit	15,164	-
Proceeds from Other Loans	(27,978)	-
Purchase of Treasury Stock	(6,000)	-

Net cash provided by Financing Activities	559,476	447,442

NET INCREASE (DECREASE) IN CASH	(3,833)	(8,132)

CASH AT BEGINNING OF PERIOD	32,508	37,454

CASH AT END OF PERIOD	$28,675	$29,322

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Period interest	$222,677	$216,071
Income Taxes paid	-	-

The accompanying notes are an integral part of these financial statements.

Note 3.  FINANCE AND ACCOUNTS RECEIVABLES – NET

Financed Contract Receivable-net

The Company originates installment sale contracts from the sale of used vehicles at its lots. These installment sale contracts typically a) include interest rates of up to 29.99% per annum, b) are collateralized by the vehicle sold and c) provide for payments over a period of 39 months. As of September 30, 2008 the Company was holding financed contracts. These are shown below.

	September 30,	September 30,
	2007	2008

Financed Contracts Receivable	$4,603,367	$5,261,020
Allowance for doubtful accounts	(33,491)	(683,491)

Financed Contracts-net	$4,569,876	$4,577,529

During the Quarter ending June 30, 2007, the Company began leasing as well as selling vehicles. This has two immediate advantages. First, all sales tax on sale contracts is due and payable when the down payment is fully satisfied even though the cash flow generated from the sale is spread over approximately 36 months. Sales tax on leases is due only on monies received spreading the obligation evenly with the cash flow. Secondly, the vehicle is titled differently making it a little easier should the Company need to retake possession of the vehicle.

Accounting for leases is different though the results are very similar to sale contracts. The principle balance of sales contracts is recorded as Notes Receivable. The agreed sale price of the vehicle is the revenue recognized. According to Generally Accepted Accounting Principles (GAAP) as stated in SFAS No. 13, the Company recognizes its leases as sales-type capital leases. In this case, the total remaining payments plus residual value is recorded as Notes Receivable. Interest is recorded as Deferred Revenue and recognized as appropriate during the lease period. The present value of the annuity due on the monthly payment is the recognized revenue. This amount tends to be lower than the sales price. The cost of the vehicle minus the present value of the residual value is recognized as the cost of sales. These differences will initially have a negative affect on gross margin. In the long term, it will increase the amount of interest income.

During the period ended September 30, 2008 our company estimated the allowance for doubtful accounts based upon a combination of historical bad debt loss data and the outstanding balance of loans receivable.   This estimating process includes procedures to adjust the loan loss allowance over time to reflect the actual amounts of bad debt experienced and loan recovery history.  Since June 2008, management has expanded the methodology for determining the allowance for doubtful accounts.  The company realizes that its loans are heavily influenced by the current condition of the economy.  The company feels that prevailing economic conditions and trends in the most recent payment history are also predictors of future loan losses. The company now factors the current economic conditions in its methodology to estimate its allowance for doubtful accounts.

Note 5.    GOODWILL

During the fiscal year ending June 30, 2008, the Company purchased the rights to three used car lots and its subsidiary Navicom Corporation. Details of these purchases are in a subsequent note. The Company performed an analysis of its booked Goodwill compared to the present value of projected future profits for the next five years. Based on that analysis the recorded Goodwill will hold its value. The recorded Goodwill on September 30, 2008 was as follows:

Quarter Ending September 30,	2008	2007
	$498,028	$714,179

Note 18 – Restatement of Financial Statements
To be inserted after Note 17 on page 10

The company restated its balance sheet and income statement as of June 30, 2008 to reflect the $216,151 impairment of goodwill associated with the Company subsidiary Navicom.  Additionally, the company has revised its bad debt allowance account by increasing the allowance an additional $650,000.  The results of these two restatements result in a reduction of goodwill and a charge to Impairment of Goodwill Expense of $216,151 as well as a reduction to net receivables and a reduction of retained earnings in the financial statements for the period ended September 30, 2008.  The below table summarizes the results of the restatement.

Financial Condition – page 14
The following sets forth the major balance sheet accounts of the Company as of the dates specified.

	September 2007	September 2008

Accounts Receivable (net)	5,429,286	5,475,442
Inventory	653,051	524,308
Equipment	89,093	106,938
Goodwill	714,179	498,028
Accounts Payable	314,242	312,773
Taxes Payable	44,853	7,184
Deferred Revenue	409,898	1,131,455

Inventory increases are due to improved supply lines and Goodwill decrease after the Tucson lot was merged into the Phoenix operations. (See 10K for Year Ending June 30, 2008, Note 5) The decrease in Accounts Payable and Taxes Payable are due to improved controls on cash.

Item 4.  Controls and Procedures – page 16

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.

The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of September 30, 2008, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Disclosure Controls and Procedures

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  There have significant changes in internal controls and in other factors that could significantly improve internal controls subsequent to the date of their evaluation.  These corrective actions have been designed to address the significant deficiencies and material weaknesses identified in management’s analysis.  These changes include conversion from multiple nonintegrated computer systems to one system designed to support auto leasing and our expanding service shop department.  Initial review of this system revealed a fully integrated mid-range system that will address the needs of every department to a greater extent than the existing one. Security within the application is much improved and better defined. The system is an ASP deployment. The facility where the servers are physically located has been reviewed by a third party and found to satisfy the security requirements as set forth by Section 404 of the Sarbanes-Oxley Act of 2002. This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of June 30, 2008, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of June 30, 2008 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  Management has concluded that this control deficiency constituted a material weakness that continued throughout the quarter ended September 30, 2008.

Our company also identified two other main deficiencies in internal controls over financial reporting that management has plans to address in the periods following this report.  Management identified that the current financial reporting software, made up of separate accounting software packages, is a potential risk due to the lack of integration between the systems and the currently large amount of manual reconciliations that is required to compile all the financial data of the firm.  In addition, the company recognizes that the company’s “buy here, pay here” policy of selling and leasing automobiles presents a risk surrounding the safeguarding of assets, namely cash taken as down payment.

Changes in Internal Controls over Financial Reporting

In order to mitigate this material weakness and the two identified significant deficiencies, management has begun to implement significant changes in our internal control over financial reporting.   As noted previously, these changes include conversion from to one accounting/financial reporting system designed to support auto leasing and our expanding service shop department.  Due to controls built into the system, this system should mitigate to an extent the exposure caused by a lack in separation of duties.  This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.  Company management has also restructured controls surrounding the receipt of cash payments on each lot but recognizes this weakness will continue to expose the company to potential misappropriation of assets.  Management is continually working on placing safeguards to reduce exposure.

Limitations on the Effectiveness of Internal Controls
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOW AUTO GROUP, INC.

Date:	By:	/s/ Scott Miller,
Scott Miller,
Chief Executive Officer

NOW AUTO GROUP, INC.

Date:	By:	/s/ Faith Forbis
Faith Forbis
Chief Financial Officer, Principle Accounting Officer

Exhibit 31.1

Certification

I, Faith Forbis, certify that:

1.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Faith Forbis
Faith Forbis

DATE

Exhibit 31.1

Certification

I, Scott Miller, certify that:

1.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Scott Miller
Scott Miller

DATE

Proposed restatement of the December 2008 Q

NOWAUTO GROUP, INC.
Consolidated Balance Sheets

	December 31,	June 30,
	2008	2008
	(Unaudited)
ASSETS

CURRENT ASSETS

Cash	$47,353	$32,508
Deposits	-	2,000
Accounts Receivable, Net	2,549,040	2,092,067
Inventory	384,832	665,338
Prepaid Expenses	21,165	44,071

Total Current Assets	3,002,390	2,835,984

OTHER ASSETS

Long Term Notes Receivable	3,973,256	3,375,008
Equipment, Net	68,382	84,293
Goodwill	498,028	498,028

TOTAL ASSETS	$7,542,056	$6,793,313

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$812,444	$490,788
Line of Credit	2,291,132	2,102,490
Deferred Revenue	1,372,802	1,085,449
Other Loans	66,579	129,440

Total Current Liabilities	4,542,958	3,808,167

OTHER LIABILITIES

Long Term Notes Payable	6,520,915	5,355,922
Commitment	-	-

TOTAL LIABILITIES	11,063,873	9,164,089

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(17,500)	(6,500)
Additional Paid in Capital	4,565,631	4,565,631
Retained Earnings/(Deficit)	(8,079,790)	(6,939,749)

Total Stockholder's Equity (Deficit)	(3,521,817)	(2,370,776)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$7,542,056	$6,793,313

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Operations
(Unaudited)

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

REVENUE
Vehicle & Finance Income	$1,361,650	$1,063,650	$2,467,876	$2,150,189
COST OF SALES	847,005	487,529	1,571,258	1,071,029

GROSS MARGIN	514,645	576,121	896,618	1,079,160

OPERATING EXPENSES

Selling and Financing Costs	525,790	412,734	997,682	948,945
General and Administrative	314,717	245,747	594,948	487,942
Impairment of Goodwill	-	-	-	-

Total Operating Expenses	840,507	658,481	1,592,630	1,436,887

LOSS FROM OPERATIONS	(325,862)	(82,360)	(696,012)	(357,727)

Interest	(221,352)	(229,068)	(444,029)	(445,139)
Provision for Income Tax	-	-	-	-

NET LOSS	$(547,214)	$(311,428)	$(1,140,041)	$(802,866)

BASIC LOSS PER SHARE	$(0.06)	$(0.03)	$(0.12)	$(0.08)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	9,843,046	9,843,046	9,843,046	9,843,046

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Stockholders' Equity

			Paid in	Subscriptions	Treasury	Accumulated	Total
	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity

Balance, June 30, 2006	9,843,046	9,842	4,565,631	-	-	(2,070,319)	2,505,154

Net loss for the year ended June 30, 2007	-	-	-	-	-	(2,286,402)	-

Balance June 30, 2007	9,843,046	9,842	4,565,631	-	-	(4,356,721)	2,505,154

Purchase of treasury stock	-	-	-	-	(6,500)	-	(6,500)

Net loss for the year ended June 30, 2008	-	-	-	-	-	(2,583,028)	-

Balance June 30, 2008	9,843,046	9,842	4,565,631	-	(6,500)	(6,939,749)	2,498,654

Purchase of treasury stock (unaudited)	-	-	-	-	(11,000)	-	(11,000)

Net loss for the six months ended December 31, 2008 (unaudited)	-	-	-	-	-	(1,140,041)	(1,140,041)

Balance December 31, 2008 (unaudited)	9,843,046	$9,842	$4,565,631	$-	$(17,500)	$(8,079,790)	$1,347,613

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Cash Flows
(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	December 31,	December 31,
	2008	2007

OPERATING ACTIVITIES

Net Loss	$(1,140,041)	$(804,367)
Adjustments to reconcile Net Loss to Net Cash
used in Operating Activities
Depreciation/Amortization Expense	5,951	5,362
Impairment of Goodwill	-
Changes in assets and liabilities
Change in Receivables	(456,973)	(74,717)
Change in Long Term Notes Receivable	(598,248)	18,442
Change in Inventory	280,506	(232,373)
Change in Other Current Assets	24,906	8,879
Change in Accounts Payable	321,656	28,196
Change in Deferred Revenue	287,354	348,832

Net Cash Provided by Operating Activities	(1,274,889)	(701,746)

INVESTING ACTIVITIES

Purchase of Fixed Assets	-	(3,677)
Disposal of Assets	9,960	-

Net Cash provided by (used in) Investing Activities	9,960	(3,677)

FINANCING ACTIVITIES

Proceeds from Long Term Notes	1,164,993	767,210
Proceeds from Line of Credit	188,642	-
Proceeds from Commitment	-	-
Proceeds from (Repayment of) Other Loans	(62,861)	(86,859)
Purchase of Treasury Stock	(11,000)	-

Net cash provided by Financing Activities	1,279,774	680,351

NET INCREASE (DECREASE) IN CASH	14,845	(25,072)

CASH AT BEGINNING OF PERIOD	32,508	66,786

CASH AT END OF PERIOD	$47,353	$41,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest	$222,677	$229,068
Income Taxes	-	-

The accompanying notes are an integral part of these financial statements.

Note 3.  FINANCE AND ACCOUNTS RECEIVABLES - NET

Financed Contract Receivable-net

The Company originates installment sale contracts from the sale of used vehicles at its lots. These installment sale contracts typically a) include interest rates of up to 29.99% per annum, b) are collateralized by the vehicle sold and c) provide for payments over a period of 39 months. As of December 31, 2008 the Company was holding financed contracts. These are shown below.

	December 31,	September 30,
	2008	2008

Financed Contracts Receivable	$6,398,813	$5,261,020
Allowance for doubtful accounts	(77,226)	(683,491)

Financed Contracts-net	$6,322,356	$4,577,529

During the Quarter ending June 30, 2007, the Company began leasing as well as selling vehicles. This has two immediate advantages. First, all sales tax on sale contracts is due and payable when the down payment is fully satisfied even though the cash flow generated from the sale is spread over approximately 36 months. Sales tax on leases is due only on monies received spreading the obligation evenly with the cash flow. Secondly, the vehicle is titled differently making it a little easier should the Company need to retake possession of the vehicle.

Accounting for leases is different though the results are very similar to sale contracts. The principle balance of sales contracts is recorded as Notes Receivable. The agreed sale price of the vehicle is the revenue recognized. According to Generally Accepted Accounting Principles (GAAP) as stated in SFAS No. 13, the Company recognizes its leases as sales-type capital leases. In this case, the total remaining payments plus residual value is recorded as Notes Receivable. Interest is recorded as Deferred Revenue and recognized as appropriate during the lease period. The present value of the annuity due on the monthly payment is the recognized revenue. This amount tends to be lower than the sales price. The cost of the vehicle minus the present value of the residual value is recognized as the cost of sales. These differences will initially have a negative affect on gross margin. In the long term, it will increase the amount of interest income.

In the past, sales tax was not booked until payment was received and thus the tax was due. As a result of the recent conversion into different software, sales tax is now recognized in a different manor. The full amount of the tax is recorded as a payable with a corresponding increase to Lease Receivables. This also means that Lease Receivables reflects the total payments to be paid thru out the lease period as stated on the lease contract.

During the period ended December 31, 2008 our company estimated the allowance for doubtful accounts based upon a combination of historical bad debt loss data and the outstanding balance of loans receivable.   This estimating process includes procedures to adjust the loan loss allowance over time to reflect the actual amounts of bad debt experienced and loan recovery history.  Since June 2008, management has expanded the methodology for determining the allowance for doubtful accounts.  The company realizes that its loans are heavily influenced by the current condition of the economy.  The company feels that prevailing economic conditions and trends in the most recent payment history are also predictors of future loan losses. The company now factors the current economic conditions in its methodology to estimate its allowance for doubtful accounts.

Note 5.    GOODWILL

During the fiscal year ending June 30, 2005, the Company purchased the rights to three used car lots and its subsidiary Navicom Corporation. Details of these purchases are in a subsequent note. The Company performed an analysis of its booked Goodwill compared to the present value of projected future profits for the next five years. Based on that analysis the recorded Goodwill will hold its value. The recorded Goodwill on December 31, 2008 was as follows:

Quarter Ending December 31,	2008	2007
	$498,028	$716,179

Note 17 – Restatement of Financial Statements
To be inserted after Note 16, page 12

The company restated its balance sheet and income statement as of June 30, 2008 to reflect the $216,151 impairment of goodwill associated with the Company subsidiary Navicom.  Additionally, the company has revised its bad debt allowance account by increasing the allowance an additional $650,000.  The results of these two restatements result in a reduction of goodwill and a charge to Impairment of Goodwill Expense of $216,151 as well as a reduction to net receivables and a reduction of retained earnings in the financial statements for the period ended December 31, 2008.  The below tables summarize the changes resulting from the restatement.

Consolidated Balance Sheets

	Restated	As Originally Filed
	December 31,	December 31,
	2008	2008
	(Unaudited)	(Unaudited)

ASSETS

CURRENT ASSETS

Cash	$47,353	$47,353
Deposits	-	-
Accounts Receivable, Net	2,549,040	3,199,040
Inventory	384,832	384,832
Prepaid Expenses	21,165	21,164

Total Current Assets	3,002,390	3,652,389

OTHER ASSETS

Long Term Notes Receivable	3,973,256	3,973,256
Equipment, Net	68,382	68,382
Goodwill	498,028	716,179

TOTAL ASSETS	$7,542,056	$8,410,206

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$812,444	$812,444
Line of Credit	2,291,132	2,291,132
Deferred Revenue	1,372,802	1,372,802
Other Loans	66,579	66,579

Total Current Liabilities	4,456,229	4,542,957

OTHER LIABILITIES

Long Term Notes Payable	6,520,915	6,520,915
Commitment	-	-

TOTAL LIABILITIES	10,977,144	11,063,872

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(17,500)	(17,500)
Additional Paid in Capital	4,565,631	4,565,631
Retained Earnings/(Deficit)	(8,079,790)	(7,211,639)

Total Stockholder's Equity (Deficit)	(3,435,088)	(2,653,666)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$7,542,056	$8,410,206

Consolidated Statements of Operations
(Unaudited)

	Restated	As Originally Filed	Restated	As Originally Filed

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2008	2008	2008

REVENUE
Vehicle & Finance Income	$1,361,650	$1,361,650	$2,467,876	$2,467,876

COST OF SALES	847,005	847,005	1,571,258	1,571,258

GROSS MARGIN	514,645	514,645	896,618	896,618

OPERATING EXPENSES

Selling and Financing Costs	525,790	525,790	997,682	997,682
General and Administrative	314,717	314,717	594,948	592,948
Impairment of Goodwill	-	-	-	-

Total Operating Expenses	840,507	840,507	1,592,630	1,590,630

LOSS FROM OPERATIONS	(325,862)	(325,862)	(696,012)	(694,012)

Interest	(221,352)	(221,352)	(444,029)	(444,029)
Provision for Income Tax	-	-	-	-

NET LOSS	$(574,214)	$(460,485)	$(1,140,041)	$(1,138,041)

BASIC LOSS PER SHARE	$(0.06)	$(0.05)	$(0.12)	$(0.12)

WEIGHTED NUMBER OF COMMON
SHARES OUTSTANDING	9,843,046	9,843,046	9,843,046	9,843,046

Financial Condition

The following sets forth the major balance sheet accounts of the Company as of the dates specified.

	December 2008	December 2007

Accounts Receivable (net)	6,522,297	5,496,616
Inventory	384,832	775,030
Equipment	68,382	87,843
Goodwill	498,028	714,179
Accounts Payable	330,137	378,293
Taxes Payable (see Note 3)	413,195	21,588
Deferred Revenue	1,286,074	646,742

The increase in Taxes Payable and Accounts Receivable is due in part to a change in accounting procedure. (See Note 3) The decrease in Inventory is due to liquidation of bad inventory.

Item 4.  Controls and Procedures – page 15

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.

The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of December 31, 2008, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Disclosure Controls and Procedures

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  There have significant changes in internal controls and in other factors that could significantly improve internal controls subsequent to the date of their evaluation.  These corrective actions have been designed to address the significant deficiencies and material weaknesses identified in management’s analysis.  These changes include conversion from multiple nonintegrated computer systems to one system designed to support auto dealerships and our expanding service shop department.  Initial review of this system revealed a fully integrated mid-range system that will address the needs of every department to a greater extent than the existing one. Security within the application is much improved and better defined. The system is an ASP deployment. The facility where the servers are physically located has been reviewed by a third party and found to satisfy the security requirements as set forth by Section 404 of the Sarbanes-Oxley Act of 2002. This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of December 31, 2008, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of December 31, 2008 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  Management has concluded that this control deficiency constituted a material weakness that continued throughout the quarter ended December 31, 2008.

Our company also identified two other main deficiencies in internal controls over financial reporting that management has plans to address in the periods following this report.  Management identified that the current financial reporting software, made up of separate accounting software packages, is a potential risk due to the lack of integration between the systems and the currently large amount of manual reconciliations that is required to compile all the financial data of the firm.  In addition, the company recognizes that the company’s “buy here, pay here” policy of selling and leasing automobiles presents a risk surrounding the safeguarding of assets, namely cash taken as down payment.

Changes in Internal Controls over Financial Reporting

In order to mitigate this material weakness and the two identified significant deficiencies, management has begun to implement significant changes in our internal control over financial reporting.   As noted previously, these changes include conversion from to one accounting/financial reporting system designed to support auto dealerships and our expanding service shop department.  Due to controls built into the system, this system should mitigate to an extent the exposure caused by a lack in separation of duties.  This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.  Company management has also restructured controls surrounding the receipt of cash payments on each lot but recognizes this weakness will continue to expose the company to potential misappropriation of assets.  Management is continually working on placing safeguards to reduce exposure.

Limitations on the Effectiveness of Internal Controls
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Page 17, Signatures and Certifications

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOW AUTO GROUP, INC.

Date:	By:	/s/ Scott Miller,
Scott Miller,
Chief Executive Officer

NOW AUTO GROUP, INC.

Date:	By:	/s/ Faith Forbis
Faith Forbis
Chief Financial Officer, Principle Accounting Officer

Exhibit 31.1

Certification

I, Faith Forbis, certify that:

6.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

7.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

9.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

10.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Faith Forbis
Faith Forbis

DATE

Exhibit 31.1

Certification

I, Scott Miller, certify that:

6.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

7.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

9.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

10.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Scott Miller
Scott Miller

DATE

Proposed restatement of the March 2009 Q

NOWAUTO GROUP, INC.
Consolidated Balance Sheets

	March 31,	June 30,
	2009	2008
	(Unaudited)	(restated)
	(restated)

ASSETS

CURRENT ASSETS

Cash	$32,959	$32,508
Deposits	-	2,000
Accounts Receivable - Net	2,682,923	2,092,067
Inventory	292,608	665,338
Prepaid Expenses	20,635	44,071

Total Current Assets	3,029,125	2,835,984

OTHER ASSETS

Long Term Notes Receivable	3,996,589	3,375,008
Equipment - Net	68,219	84,293
Goodwill -Net	498,028	498,028

TOTAL ASSETS	$7,591,961	$6,793,313

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$813,457	$490,788
Line of Credit	2,494,609	2,102,490
Deferred Revenue	1,523,173	1,085,449
Other Loans	19,205	129,440

Total Current Liabilities	4,850,444	3,808,167

OTHER LIABILITIES

Long Term Notes Payable	6,774,947	5,355,922
Commitment	-	-

TOTAL LIABILITIES	11,625,391	9,164,089

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(27,499)	(6,500)
Additional Paid-in Capital	4,565,631	4,565,631
Accumulated Deficit	(8,581,404)	(6,939,749)

Total Stockholder's Equity (Deficit)	(4,033,430)	(2,370,776)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$7,591,961	$6,793,313

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Operations
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008
			(restated)
REVENUE
Vehicle & Finance Income	$1,338,673	$1,300,443	$3,806,549	$3,450,631
COST OF SALES	712,262	720,797	2,283,520	1,791,826

GROSS MARGIN	626,411	579,646	1,523,028	1,658,805

OPERATING EXPENSES

Selling and Financing Costs	645,281	451,817	1,642,963	1,400,762
General and Administrative	270,074	252,185	865,020	740,127

LOSS FROM OPERATIONS	(288,945)	(124,357)	(984,956)	(482,085)

Interest	212,670	220,125	656,699	665,264
Provision for Income Tax	-	-	-	-

NET LOSS	$(501,615)	$(344,482)	$(1,641,655)	$(1,147,349)

BASIC LOSS PER SHARE	(0.05)	(0.03)	(0.17)	(0.12)

WEIGHTED NUMBER OF COMMON
SHARES OUTSTANDING	$9,843,046	$9,843,046	$9,843,046	$9,843,046

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC.
Consolidated Statements of Stockholders' Equity (Deficit)
(restated)

			Paid in	Subscriptions	Treasury	Accumulated	Total
	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity

Balance June 30, 2007	9,843,046	$9,842	$4,565,631	$-	$-	$(4,356,721)	$218,752

Purchase of treasury stock	-	-	-	-	(6,500)	-	(6,500)

Net loss for the year
ended June 30, 2008	-	-	-	-	-	(2,583,028)	(2,583,028)

Balance June 30, 2008	9,843,046	9,842	4,565,631	-	(6,500)	(6,939,749)	(2,370,776)

Purchase of treasury stock (Unaudited)	-	-	-	-	(20,999)	-	(20,999)

Net loss for the nine months
ended March 31, 2009 (Unaudited)	-	-	-	-	-	(1,641,655)	(1,641,655)

Balance March 31, 2009 (Unaudited)	9,843,046	$9,842	$4,565,631	$-	$(27,499)	$(8,581,404)	$(4,033,430)

The accompanying notes are an integral part of these financial statements.

NOWAUTO GROUP, INC
Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine	For the Nine
	Months Ended	Months Ended
	March 31,	March 31,
	2009	2008
	(restated)
OPERATING ACTIVITIES

Net Income (Loss)	$(1,641,655)	$(1,147,366)
Adjustments to reconcile Net Loss to Net Cash
used in Operating Activities
Depreciation/Amortization Expense	7,233	8,044
Impairment of Goodwill	-	307,967
Changes in assets and liabilities
Change in Receivables	(590,856)	(264,459)
Change in Long Term Notes Receivable	(621,581)	(265,791)
Change in Notes Receivable	-	(165,563)
Change in Inventory	372,730	-
Change in Other Current Assets	25,436	21,952
Change in Accounts Payable	322,669	62,267
Change in Deferred Revenue	437,724	735,875

Net cash provided by operating activities	(1,688,300)	(707,074)

INVESTING ACTIVITIES

Purchase of Fixed Assets	-	(5,490)
Disposal of Assets	8,841	-

Net Cash provided by (used in) Investing Activities	8,841	(5,490)

FINANCING ACTIVITIES

Proceeds from Long Term Notes	1,419,025	1,110,721
Proceeds from Line of Credit	392,119	-
Proceeds from Commitment	-	(112,359)
Proceeds from Other Loans	(110,235)	-
Purchase of Treasury Stock	(20,999)	-

Net cash provided by Financing Activities	1,679,910	998,362

NET INCREASE (DECREASE) IN CASH	451	285,798

CASH AT BEGINNING OF PERIOD	32,508	37,454

CASH AT END OF PERIOD	$32,959	$323,252

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

Interest	$212,670	$220,125
Income Taxes	-	-

The accompanying notes are an integral part of these financial statements.

Note 3.  FINANCE AND ACCOUNTS RECEIVABLES – NET

Financed Contract Receivable-net

The Company originates installment sale contracts from the sale of used vehicles at its lots. These installment sale contracts typically a) include interest rates of up to 29.99% per annum, b) are collateralized by the vehicle sold and c) provide for payments over a period of 39 months. As of March 31, 2008 the Company was holding financed contracts. These are shown below.

	March 31,	June 30,
	2009	2008

Financed Contracts Receivable	$6,612,041	$5,267,915
Allowance for doubtful accounts	(751,780)	(683,491)

Financed Contracts-net	$5,758,481	$4,584,424

During the Quarter ending June 30, 2007, the Company began leasing as well as selling vehicles. This has two immediate advantages. First, all sales tax on sale contracts is due and payable when the down payment is fully satisfied even though the cash flow generated from the sale is spread over approximately 36 to 39 months. Sales tax on leases is due only on monies received spreading the obligation evenly with the cash flow. Secondly, the vehicle is titled differently making it a little easier should the Company need to retake possession of the vehicle.

Accounting for leases is different though the results are very similar to sale contracts. The principle balance of sales contracts is recorded as Notes Receivable. The agreed sale price of the vehicle is the revenue recognized. According to Generally Accepted Accounting Principles (GAAP) as stated in SFAS No. 13, the Company recognizes its leases as sales-type capital leases. In this case, the total remaining payments plus residual value is recorded as Notes Receivable. Interest is recorded as Deferred Revenue and recognized as appropriate during the lease period. The present value of the annuity due on the monthly payment is the recognized revenue. This amount tends to be lower than the sales price. The cost of the vehicle minus the present value of the residual value is recognized as the cost of sales. These differences will initially have a negative affect on gross margin. In the long term, it will increase the amount of interest income.

In the past, sales tax was not booked until payment was received and thus the tax was due. As a result of the conversion into different software during the three months ending December 31, 2009, sales tax is now recognized in a different manor. The full amount of the tax is recorded as a payable with a corresponding increase to Lease Receivables. This also means that Lease Receivables reflects the total payments to be paid thru out the lease period as stated on the lease contract.

During the period ended March 31, 2009 our company estimated the allowance for doubtful accounts based upon a combination of historical bad debt loss data and the outstanding balance of loans receivable.   This estimating process includes procedures to adjust the loan loss allowance over time to reflect the actual amounts of bad debt experienced and loan recovery history.  Since June 2008, management has expanded the methodology for determining the allowance for doubtful accounts.  The company realizes that its loans are heavily influenced by the current condition of the economy.  The company feels that prevailing economic conditions and trends in the most recent payment history are also predictors of future loan losses. The company now factors the current economic conditions in its methodology to estimate its allowance for doubtful accounts.

Note 5.    GOODWILL – page 10

During the fiscal year ending June 30, 2005, the Company purchased the rights to three used car lots and its subsidiary Navicom Corporation. The Company performed an analysis of its booked Goodwill compared to the present value of projected future profits for the next five years. Based on that analysis the recorded Goodwill will hold its value. The recorded Goodwill on March 31, 2008 was as follows:

Quarter Ending March 31,	2009	2008
	$498,028	$716,179

Note 17 – Restatement of Financial Statements – page 12

The company restated its balance sheet and income statement as of June 30, 2008 to reflect the $216,151 impairment of goodwill associated with the Company subsidiary Navicom.  Additionally, the company has revised its bad debt allowance account by increasing the allowance an additional $650,000.  The results of these two restatements result in a reduction of goodwill and a charge to Impairment of Goodwill Expense of $216,151 as well as a reduction to net receivables and a reduction of retained earnings in the financial statements for the period ended March 31, 2009.  The below table summarized the changes the resulted from the restatement.

Consolidated Balance Sheets

	Restated	As Originally Filed
	March 31,	March 31,
	2009	2009
	(Unaudited)	(Unaudited)

ASSETS

CURRENT ASSETS

Cash	$32,959	$32,959
Deposits	-	-
Accounts Receivable - Net	2,682,923	3,332,923
Inventory	292,608	292,608
Prepaid Expenses	20,635	20,635

Total Current Assets	3,029,125	3,679,125

OTHER ASSETS

Long Term Notes Receivable	3,996,589	3,996,589
Equipment - Net	68,219	68,219
Goodwill	498,028	716,179

TOTAL ASSETS	$7,591,961	$8,460,111

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$813,457	$813,457
Taxes Payable	-	-
Line of Credit	2,494,609	2,494,609
Accrued Payroll	-	-
Deferred Revenue	1,523,173	1,523,173
Other Loans	19,205	19,205

Total Current Liabilities	4,850,444	4,850,444

OTHER LIABILITIES

Long Term Notes Payable	6,774,947	6,774,947
Commitment	-	-

TOTAL LIABILITIES	11,625,391	11,625,391

STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock, 100,000,000 shares authorized
at $0.001 par value; 9,843,046 and 9,843,046
shares issued and outstanding, respectively	9,842	9,842
Treasury Stock	(27,499)	(27,499)
Additional Paid-in Capital	4,565,631	4,565,631
Retained Earnings (Deficit)	(8,581,404)	(7,713,254)

Total Stockholder's Equity (Deficit)	(4,033,430)	(3,165,280)

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)	$7,591,961	$8,460,111

Consolidated Statements of Operations
(Unaudited)

	Restated	As Originally Filed	Restated	As Originally Filed

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2009	2009	2009

REVENUE
Vehicle & Finance Income	$1,338,673	$1,338,673	$3,806,549	$3,806,549
COST OF SALES	712,262	712,262	2,283,520	2,283,520

GROSS MARGIN	626,411	626,411	1,523,028	1,523,028

Gross Margin	0.47	0.47	0.40	0.40

OPERATING EXPENSES

Selling and Financing Costs	645,281	645,281	1,642,963	1,642,963
General and Administrative	270,074	270,074	865,020	863,020
Impairment of Goodwill	-	-	-	-

LOSS FROM OPERATIONS	(288,945)	(288,945)	(984,956)	(982,956)

Interest	212,670	212,670	656,699	656,699
Provision for Income Tax	-	-	-	-

NET LOSS	$(501,615)	$(501,615)	$(1,641,655)	$(1,639,655)

BASIC LOSS PER SHARE	(0.05)	(0.05)	(0.17)	(0.17)

WEIGHTED NUMBER OF COMMON
SHARES OUTSTANDING	$9,843,046	$9,843,046	$9,843,046	$9,843,046

Financial Condition – page 14
The following sets forth the major balance sheet accounts of the Company as of the dates specified.

	March 2009	June 2008

Accounts Receivable (net)	6,679,512	5,467,075
Inventory	292,608	665,338
Equipment	68,219	84,293
Goodwill	498,028	498,028
Accounts Payable	297,267	431,307
Taxes Payable (see Note 3)	457,517	0
Deferred Revenue	1,523,173	1,085,449

Taxes Payable and Accounts Receivable were increased by $324,500 in the three months ending December 31, 2008 due to a change in accounting procedure resulting from the conversion. (See Note 3). The decrease in Inventory is due to liquidation of bad inventory.

Item 4.  Controls and Procedures – page 15

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company.  The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared.

The Certifying Officers responsible for establishing and maintaining adequate internal control over financial reporting for the Company used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review of the Company's “disclosure controls and procedures” (as defined in the Exchange Act, Rules 13a-15(e) and 15-d-15(e)) as of the end of each of the periods covered by this report (the “Evaluation Date”).  Based upon that evaluation, the Certifying Officers concluded that, as of March 31, 2009, our disclosure controls and procedures were ineffective in ensuring that the information we were required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Disclosure Controls and Procedures

The Certifying Officers based their conclusion on the fact that the Company has identified a material weakness in controls over financial reporting, detailed below.  There have significant changes in internal controls and in other factors that could significantly improve internal controls subsequent to the date of their evaluation.  These corrective actions have been designed to address the significant deficiencies and material weaknesses identified in management’s analysis.  These changes include conversion from multiple nonintegrated computer systems to one system designed to support auto dealerships and our expanding service shop department.  Initial review of this system revealed a fully integrated mid-range system that will address the needs of every department to a greater extent than the existing one. Security within the application is much improved and better defined. The system is an ASP deployment. The facility where the servers are physically located has been reviewed by a third party and found to satisfy the security requirements as set forth by Section 404 of the Sarbanes-Oxley Act of 2002. This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management used the framework developed and recommended by Committee of Sponsoring Organizations’ (COSO) Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) to conduct an extensive review Company internal controls over financial reporting to make that evaluation.  As of March 31, 2009, the Company had a deficiency in internal controls that constituted a material weakness in internal controls. Due to this material weaknesses, management concluded that internal controls over financial reporting as of March 31, 2009 were ineffective, based on COSO’s framework.

This deficiency is attributed to the fact that the Company has an inadequate number of persons knowledgeable about US GAAP principles among whom it can segregate accounting tasks within the company so as to ensure the separation of duties between those persons who approve and issue payment from those persons who are responsible to record and reconcile such transactions within the Company’s accounting system.  Management has concluded that this control deficiency constituted a material weakness that continued throughout the quarter ended March 31, 2009.

Our company also identified two other main deficiencies in internal controls over financial reporting that management has plans to address in the periods following this report.  Management identified that the current financial reporting software, made up of separate accounting software packages, is a potential risk due to the lack of integration between the systems and the currently large amount of manual reconciliations that is required to compile all the financial data of the firm.  In addition, the company recognizes that the company’s “buy here, pay here” policy of selling and leasing automobiles presents a risk surrounding the safeguarding of assets, namely cash taken as down payment.

Changes in Internal Controls over Financial Reporting

In order to mitigate this material weakness and the two identified significant deficiencies, management has begun to implement significant changes in our internal control over financial reporting.   As noted previously, these changes include conversion from to one accounting/financial reporting system designed to support auto dealerships and our expanding service shop department.  Due to controls built into the system, this system should mitigate to an extent the exposure caused by a lack in separation of duties.  This conversion was started subsequent to the end of the 2008 fiscal year and was completed by quarter end March 31, 2009.  Company management has also restructured controls surrounding the receipt of cash payments on each lot but recognizes this weakness will continue to expose the company to potential misappropriation of assets.  Management is continually working on placing safeguards to reduce exposure.

Limitations on the Effectiveness of Internal Controls
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the three months ending March 31, 2009, the new system is performing well. While some refinements are still required, management believes it has already been a great benefit to the organization.

Page 17, Signatures and Certifications

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOW AUTO GROUP, INC.

Date:	By:	/s/ Scott Miller,
Scott Miller,
Chief Executive Officer

NOW AUTO GROUP, INC.

Date:	By:	/s/ Faith Forbis
Faith Forbis
Chief Financial Officer, Principle Accounting Officer

Exhibit 31.1

Certification

I, Faith Forbis, certify that:

11.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

12.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

13.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

14.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

15.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Faith Forbis
Faith Forbis

DATE

Exhibit 31.1

Certification

I, Scott Miller, certify that:

11.	I have reviewed this annual report on Form 10-K of Now Auto Group, Inc.;

12.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

13.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

14.
The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

15.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

/s/ Scott Miller
Scott Miller

DATE